Mail Stop 3561

March 13, 2008

General Motors Corporation
Nick S. Cyprus- Controller and Chief Accounting Officer
300 Renaissance Center
Detroit, Michigan 48265

Re: **General Motors Corporation**
           Form 10-K for the year ended December 31, 2006
           Filed March 15, 2007
           Form 10-Q for the nine months ended September 30, 2007
           Filed November 8, 2007
           File No. 001-00043

Dear Mr. Cyprus:

We have reviewed your response letter dated February 8, 2008 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

Form 10-Q for the nine months ended September 30, 2007

Item 1- Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 11- Income Taxes, page 25

1. We note your response to our prior comment 6. However, it is not clear how you concluded that twelve quarters of rolling cumulative losses is sufficient negative evidence to offset the positive evidence of future taxable income projections and warrant a full deferred tax asset valuation allowance, while eleven quarters of rolling cumulative losses is not sufficient negative evidence to warrant any deferred tax asset valuation allowance. In this regard, please explain the absence

of disclosures in your June 30, 2007 Form 10-Q related to the likelihood of a deferred tax asset valuation allowance. In your response, please specifically address the following matters as of June 30, 2007:

- Your conclusion regarding the weight given to cumulative losses in prior periods.
- Why such negative evidence did not offset the positive evidence regarding future taxable income projections enough to warrant at least a partial deferred tax asset valuation allowance.

2. Based on your disclosures, it appears that you utilized a strict application of a three-year cumulative loss methodology. In other words, it appears that you did not assign significant weight to the losses incurred in prior periods because you did not have three years of cumulative losses as of June 30, 2007. However, as discussed in paragraph 101 of SFAS 109, such an approach appears to have been considered but not adopted by the FASB due to their concerns regarding implementation issues. Please explain to us how you believe your methodology is consistent with the view expressed by the FASB in paragraph 101 of SFAS 109.

3. Please tell us whether your methodology would preclude the recognition of a deferred tax asset valuation allowance if minimal profits are generated or you reach a break-even point prior to experiencing a rolling twelve quarters of cumulative losses. In your response to our prior comment 8, you stated that, as of the end of the second quarter, you were forecasting positive operating results for your North American operations. If your results for the third quarter of 2007 had been in line with that forecast, tell us whether those results would have been sufficiently positive to have avoided a cumulative loss using a rolling twelve quarters of results as a measure. Additionally, please provide us with the underlying calculations, by quarter, which show expected results prior to revising your forecast (i.e., as of the end of the second quarter) and after revising your forecasted operating results downward.

4. Paragraph 20 of SFAS 109 states that historical information may not be as relevant if there has been a significant recent change in circumstances. Considering the extensive disclosures of your turnaround plan and that a substantial portion of your losses appear to have been related to the implementation of your turnaround plan, please tell us what consideration you gave to the guidance in paragraph 20 of SFAS 109 when arriving at your conclusion to record a full deferred tax asset valuation allowance.

5. In your response to our prior comment 6, you state that you concluded under the guidance of SFAS 109 that it is more likely than not that you will not generate sufficient taxable income, regardless of carry forward periods (which in certain instances are 20 years or for indefinite periods), to utilize your net deferred tax assets. As such, you arrived at the conclusion that a full deferred tax asset

valuation allowance is warranted, within certain jurisdictions. However, in your response to our prior comment 9, you also state that you are projecting significant medium-term and long-term taxable income that will be sufficient to enable you to utilize your deferred tax assets. In this regard, we note that your near-term financial outlook was weighted more heavily than your medium-term to long-term financial outlook. Nevertheless, it appears you have still assigned some weight to your medium-term to long-term financial outlook and therefore have an expectation that at least some portion of your deferred tax assets will be realized. Please clarify this apparent inconsistency.

6. In your response to our prior comment 6, you state that it would be unusual for a company to record a partial valuation allowance in light of your facts and circumstances. However, as discussed in paragraph 98 of SFAS 109, the FASB appears to contemplate situations where a portion but not all of a deferred tax asset is expected to be realized in the future. It appears that you may have such a situation because, as indicated by your response to our prior comment 9, you expect to generate sufficient taxable income to realize at least some portion of your deferred tax assets. Please more fully explain to us why you believe it was not appropriate for you to record a partial valuation allowance in the third quarter of 2007, or in prior periods.

Note 15- Impairment, Restructuring and Other Initiatives

Impairments, page 32

7. Since it appears that you have placed little or no reliance on projections of future taxable income when arriving at the conclusion that a full deferred tax asset valuation allowance is warranted, please tell us how you arrived at the conclusion that sufficient reliance can be placed on your future cash flows projections when assessing your long-term assets for impairment.

Note 18- Transactions with GMAC, page 45

8. It appears your reserve estimates for your residual support program as well as your risk sharing arrangements with GMAC involve judgments and uncertainties. Therefore, due to the materiality of potential future payouts related to these residual value guarantees and the current economic environment in the credit markets, please tell us what consideration was given to including appropriate disclosure within the discussion of critical accounting estimates. In this regard, the inclusion of a sensitivity analysis may be appropriate.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding our comments on the financial statements or any related matters.

Sincerely,

David R. Humphrey
Branch Chief